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SEC FILE NUMBER 000-7246
CUSIP NUMBER 716578109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	X Form 10-K Form 20-F  Form 11-K  Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2007
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Petroleum Development Corporation
Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd
Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Petroleum Development Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by the required filing date of March 17, 2008.

We have received a comment letter from the SEC related to our 2006 Annual Report on Form 10-K and have decided to delay the filing of  our Annual Report on Form 10-K for the year ended December 31, 2007 pending resolution of an issue raised in the letter.

The issue relates to the presentation of revenue from our oil and gas well drilling operations performed for our sponsored partnerships.  The issue is whether to report revenues on a gross or net basis. Prior to 2006, our drilling  was performed under footage based turnkey contracts which we accounted for on a gross basis.  Beginning with wells drilled in late December 2005, drilling was conducted under  cost-plus type contracts eliminating the Company’s risk of loss associated with these arrangements.  Therefore we have accounted for them on a net basis.  If the SEC does not agree with our accounting for either type of contract, our accounting for 2005, 2006  and 2007 would be impacted. Any change would only impact the totals of revenues and costs for these contracts and would not impact income from operations, pretax income, net income, earnings per share or cash flows for any periods.

The Annual Report on Form 10-K for the year ended December 31, 2007 has been completed and is available for filing pending resolution of this matter. We expect to resolve this issue and file before April 1, 2008, the extension date of this filing.

Internal Control Over Financial Reporting

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based upon the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 because of the material weaknesses discussed below.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.  The Company’s assessment, as of December 31, 2007, identified the following material weaknesses:

•
The Company did not maintain effective controls to ensure the completeness, accuracy, validity and restricted access of certain key financial statement spreadsheets that support all significant balance sheet and income statement accounts.  Specifically, the Company has inadequate controls over: 1) the security and integrity of the data used in the various spreadsheets, 2) access to the spreadsheets, 3) changes to spreadsheet functionality and the related approval process and documentation, and 4) management's review of the spreadsheets.  These spreadsheets are used in the financial close and reporting process to perform calculations, generate financial data supporting all significant processes and key manual controls, and to compile information to post entries into the general ledger system.  This control deficiency resulted in an audit adjustment to the Company's consolidated financial statements for the year ended December 31, 2007.  This control deficiency could result in a misstatement of any of our financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.

•
The Company did not have effective policies and procedures, or personnel with sufficient technical expertise to record derivative activities in accordance with generally accepted accounting principles.  Specifically, the Company’s internal control processes did not ensure the completeness and accuracy of the derivative activities in the fourth quarter.  The lack of documented policies and procedures, and the turnover in key personnel, including ineffective management review process, resulted in an audit adjustment to the Company's consolidated financial statements for the year ended December 31, 2007.  This control deficiency could result in a misstatement of any of our derivative financial statement accounts and disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected in a timely manner.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard W. McCullough President and Chief Financial Officer	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes X  No 

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes X  No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table presents net income and diluted earnings per share for the year ended December 31, 2007 and 2006 and the following paragraph outlines the changes.

	Year Ended December 31,		Change
	2007	2006	Amount	Percent
	(dollars in thousands, except per share data)
Net income	$ 33,209	$ 237,772	$ (204,563)	-86.0%

Diluted earnings per share	$ 2.24	$ 15.11	$ (12.87)	-85.2%

Net income for 2007, declined significantly due to last year's $328 million pretax gain associated with the July 2006 sale of a leasehold to an unrelated party.  In 2007, we had two sales of leaseholds, which totaled $33.3 million pretax.  The positive driver of net income in 2007 was the 65% increase in production, which contributed to the $60 million increase in oil and gas sales despite lower average natural gas prices.  The increase in oil and gas sales was offset by increases in depreciation, depletion and amortization,  production and well operations cost, exploration expense and general and administrative expense.  Additionally, gains from oil and gas price risk management, net, decreased $6.4 million from a $9.1 million gain in 2006 to a $2.8 million gain in 2007, primarily due to increasing oil prices at the end of 2007.

Petroleum Development Corporation
________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2008	By	/s/ Richard W. McCullough
Richard W. McCullough, President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).